Exhibit 4.28

Summary of Share Transfer Agreement

Party A (transferor): Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd.

Party B (transferee): Zhejiang Farmmi Agricultural Supply Chain Co., Ltd.

After friendly negotiation, Party A and Party B have reached the following agreement on the principle of equality, mutual benefit and mutual agreement:

Share transfer

Jiangxi Xiangbo Agriculture and Forestry Development Co., Ltd. (hereinafter referred to as "Target Company") is a company established and effectively existing in accordance with Chinese laws.

Party A hereby intends to transfer 100% of the shares of the Target Company to Party B , and Party B agrees to get 100% of the shares owned by Party A in the Target Company. The shareholders of the Target Company’s approved the transaction at the shareholder meeting.

Party A agrees to sell the shares and Party B agrees to purchase, including all the assets and interests owned under the shares.

Price and payment method

According to the assessment report issued by China United Assets Appraisal Group (Shaanxi) Co., Ltd. dated August 20, 2021 as of the assessment base date on June 30, 2021, Yudu County Yada Forestry Co., Ltd., The estimated value of forest ownership and forest land use rights is RMB75,528,400. With reference to the above assessed value, after negotiation between Party A and Party B, the total price of this equity transfer is RMB 70 million.

Payment method and time:

Within 3 working days after the signing of this agreement, a total of RMB60,000,000 shall be paid by Party B to the account designated by Party A.

The remaining payment shall be paid within 10 working days after the completion of the delivery of all the documents and the registration of the change of the target company's equity under the name of Party B.

Term of Performance of the Agreement

The term of this agreement starts from the day when both parties sign and seals to the day when the target company’s industrial and commercial registration and other procedures are changed to the name of Party B and the corresponding rights and obligations of this agreement are fully fulfilled.

Party A: Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd

Party B: Zhejiang NongRice Agricultural Supply Chain Co., Ltd